UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INTERPACE BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

46062X 303

(CUSIP Number)

1315 Capital II, L.P.

1315 Capital Management II, LLC

2929 Walnut Street, Suite 1240

Philadelphia, PA 19104

Telephone: (215) 662-1315

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46062X 303	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS 1315 Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,166,666 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,166,666 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,166,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Evidenced by 19,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B”), of Interpace Biosciences, Inc. (the “Issuer”). The Series B is convertible from time to time, at the option of the holder thereof, into a number of shares of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”), equal to the initial stated value per Series B share of $1,000, subject to adjustment, divided by an initial conversion price of $6.00 per share, subject to adjustment, and then multiplied by the number of shares of Series B to be converted.

(2)	This percentage (a) is calculated based upon 4,043,673 shares of Common Stock outstanding as of April 17, 2020, as disclosed in the Annual Report on Form 10-K for the year ended December 31, 2019 filed by the Issuer on April 22, 2020 and (b) assumes the conversion of all 47,000 outstanding shares of Series B into an aggregate of 7,833,332 shares of Common Stock.

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SCHEDULE 13D

CUSIP No. 46062X 303	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS 1315 Capital Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,166,666 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,166,666 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,166,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Evidenced by 19,000 shares of Series B. The Series B is convertible from time to time, at the option of the holder thereof, into a number of shares of Common Stock equal to the initial stated value per Series B share of $1,000, subject to adjustment, divided by an initial conversion price of $6.00 per share, subject to adjustment, and then multiplied by the number of shares of Series B to be converted. See Items 1 and 6 below.

(2)	This percentage (a) is calculated based upon 4,043,673 shares of Common Stock outstanding as of April 17, 2020, as disclosed in the Annual Report on Form 10-K for the year ended December 31, 2019 filed by the Issuer on April 22, 2020 and (b) assumes the conversion of all 47,000 outstanding shares of Series B into an aggregate of 7,833,332 shares of Common Stock.

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Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2020 (the “Prior Statement” and, as supplemented and amended by this Amendment No. 1, the “Statement”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Prior Statement. Except as specifically supplemented and amended by this Amendment No. 1, items in the Prior Statement remain unchanged.

This Amendment No. 1 is being filed to report that, on April 2, 2020, the Issuer and 1315 Capital II, L.P., a Delaware limited partnership (“1315 Capital”), entered into a Support Agreement (the “Support Agreement”) as further discussed below under Item 6.

Item 5.	Interest in Securities of the Issuer

Item 5(b) of the Prior Statement is hereby amended and supplemented to include the following:

(b) The information set forth or incorporated in Item 6 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 5(b).

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Prior Statement is hereby amended and supplemented to include the following:

On April 2, 2020, the Issuer and 1315 Capital entered into the Support Agreement pursuant to which 1315 Capital consented to, and agreed to vote (by proxy or otherwise), all shares of Series B registered in its name or beneficially owned by it and/or over which it exercises voting control as of the date of the Support Agreement and any other shares of Series B legally or beneficially held or acquired by 1315 Capital after the date of the Support Agreement or over which it exercises voting control, in favor of any Fundamental Action desired to be taken by the Issuer as determined by the Issuer’s Board of Directors. For purposes of the Support Agreement, “Fundamental Action” means any action proposed to be taken by the Issuer and set forth in Section 4(d)(i), 4(d)(ii), 4(d)(v), 4(d)(vi), 4(d)(viii) or 4(d)(ix) of the Certificate of Designation or Section 8.5.1.1, 8.5.1.2, 8.5.1.5, 8.5.1.6, 8.5.1.8 or 8.5.1.9 of the Amended and Restated Investor Rights Agreement.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 2 to this Amendment No. 1 and incorporated herein by reference in its entirety.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement among 1315 Capital and 1315 Capital Management (incorporated by reference to Exhibit 1 to the Schedule 13D filed by 1315 Capital II, L.P. on January 23, 2020).

2.	Support Agreement, dated April 7, 2020, by and between 1315 Capital II, L.P. and Interpace Biosciences, Inc.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2020

1315 CAPITAL II, L.P.

By:	1315 Capital Management II, LLC, its General Partner

By:	/s/ Adele C. Oliva
Name:	Adele C. Oliva
Title:	Managing Member

1315 CAPITAL MANAGEMENT II, LLC

By:	/s/ Adele C. Oliva
Name:	Adele C. Oliva
Title:	Managing Member

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